June 3, 2010

VIA EDGAR AND COURIER

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Duke Realty Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-09044

Dear Ms. LaMothe:

The Company is providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated May 20, 2010 (the “Comment Letter”) related to the Company’s 2009 Annual Report on Form 10-K (the “2009 Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the Company has reproduced below the original text of the Staff’s comments, and has included its responses immediately following such comments.

Please note that the Company is filing this response letter via EDGAR submission and is also delivering a copy of the submission to your attention via courier.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Liquidity and Capital Resources, page 35

Credit Ratings, page 40

1.	We note your disclosure on pages 4 and 18 that your strategy is to actively manage the components of your capital structure while continuing to maintain investment grade ratings from your credit rating agencies. We further note that one of the credit ratings for your senior unsecured notes was downgraded since 2008. Please tell us why management did not consider this a material trend or uncertainty that should be discussed in the MD&A section. In addition, please tell us what consideration you gave to discussing the downgrade in your risk factors section.

Response:

The Company currently maintains investment grade ratings for its public debt with a rating of BBB- from Standard & Poor’s Rating Group (“Standard & Poor’s”) and Baa2 from Moody’s Investors Service, Inc. (“Moody’s). As noted by the Staff, the Company was downgraded in January 2010 by Standard & Poor’s from BBB to BBB-, after Standard & Poor’s had given the Company a negative outlook over 12 months earlier. However, the Company’s current BBB- rating is investment grade and has a stable outlook. Moreover, although the Company’s current Moody’s rating has a negative outlook, the Company would still maintain an investment grade rating if Moody’s were to downgrade it to Baa3.

The rating downgrade by Standard & Poor’s did not have a material impact on the Company’s cost of borrowing or its compliance with any of its existing loan covenants.

When considering the aforementioned factors, the Company concluded that the downgrade did not constitute a material event or trend that needed to be discussed in the MD&A section.

The Company will add a risk factor to its future filings detailing the risks of downgrades.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies, page 61

Purchase Accounting, page 63

Note 7 – Impairments and Other Charges, page 74

2.	We note that you recognized an impairment charge of $136.6 million as relate to your disposal of approximately 1,800 acres of land. In determining the fair value of the land, we note that you used a market approach and, to the extent current comparable sales values were unavailable, made adjustments to historical comparable sales based on your understanding of current market conditions and experience. Please tell us and disclose in future filings the assumptions made by management in determining fair value.

Response:

As a result of the Company’s refinement of its investment strategy during the third quarter of 2009, the Company concluded that it would not conduct any development activities on certain parcels of land (hereafter referred to as “non-strategic land”), totaling approximately 1,800 acres, which the Company accordingly decided to sell. The Company determined that the refinement of its investment strategy was a trigger event that resulted in the need for an impairment analysis for such non-strategic land. As part of determining the fair value of the non-strategic land in connection with the impairment analysis, the Company’s management considered estimates made by national and local independent real estate brokers who were familiar both with the land parcels subject to evaluation as well as with conditions in the specific markets where the land was located. These brokers provided the Company with opinions of value that expressed a high and low estimate to establish a range that they considered to be reasonably representative of fair value. Per the Company’s request, the broker opinions of value considered comparable sales and listings, as well as other factors such as level of infrastructure, future use and development potential, tax assessment values and current zoning status. In identifying comparable transactions, the brokers were requested to indicate which were most indicative of the property that was subject to evaluation.

There were few, if any, recent and representative transactions in many of the markets where the Company’s non-strategic land was, or is still, located. In such instances the Company considered older comparable transactions, while adjusting estimated values downward to reflect the troubled condition of the overall economy at the time, constraints on available capital for potential buyers, and the resultant effect of both of these factors on real estate prices. In all cases, members of the Company’s senior management, who were responsible for the individual markets where the non-strategic land was located, and members of the Company’s accounting and financial management team reviewed the broker’s estimates for factual accuracy and reasonableness. In almost all cases, the Company’s estimate of fair value was within the range estimated by the brokers, however, the Company was ultimately responsible for all valuation estimates made in determining the extent of the impairment of the non-strategic land.

To the extent that disclosure of impairment charges is required in future filings, the Company will undertake to enhance its disclosure by disclosing the assumptions made by its management in determining the fair value of land using the market approach.

3.	We also note that impairment charges of $78.1 million were recognized for 28 commercial buildings. In calculating such charges, we note that you used either the income approach or market approach in determining fair value. To the extent it is material, please tell us the market approach that was used and assumptions made in determining fair value.

Response:

Of the 28 commercial buildings that were determined to be impaired during 2009, the Company utilized an income approach in determining the fair value of 16 of the buildings and a market approach in determining the fair value of the other 12 buildings.

The 12 buildings to which the market approach was applied were in various stages of the selling process. The Company’s estimates of fair value for these 12 buildings were based upon asset-specific purchase and sales contracts, letters of intent or otherwise agreed upon offer prices, with third parties. These negotiated prices were based upon, and comparable to, the results of cash flow models completed by the Company.

Five of these 12 properties were sold subsequent to the recognition of the impairment charge, but prior to the end of 2009. There were no material differences in the ultimate selling price of the buildings compared to the selling price used in measuring the initial impairment charge.

In all cases, the Company considered these estimates of fair value to be indicative of market participant pricing, while using unobservable inputs to the extent the properties were not yet sold. The Company considered its fair value estimates to have been based on the highest and best use for those assets, to have been based upon market participant assumptions, and to have appropriately considered current market conditions.

Note 8 – Indebtedness, page 76

4.	We note in determining fair value of your fixed rate secured debt and fixed rate unsecured debt was primarily based upon inputs categorized as Level 3 within the fair value hierarchy. Please tell us, and disclose in future filings to enhance transparency, the significant unobservable inputs that were used in determining the value of such debt.

Response:

Due to contractual restrictions, the Company’s fixed rate secured debt is not transferrable and is not actively traded in any marketplace. Thus, fair value was estimated by applying an estimate of the current market interest rate to discount the debt’s remaining contractual cash flows. The estimate of the current market interest rate was the most significant, and only, unobservable input used in estimating the fair value of the Company’s fixed rate secured debt. The estimated rates were intended to replicate debt of similar maturity and loan-to-value relationship. The estimated rates ranged from 5.00% to 6.75%, depending on the attributes of the specific loans, and were determined by management judgment after considering estimates from a leading commercial real estate loan broker.

The Company’s various outstanding series of fixed rate unsecured debt are occasionally traded in an established market, albeit at low transaction volumes. The estimate of value for the Company’s fixed rate unsecured debt was determined by management based in large part upon derived bond value estimates provided by the trading desk of a major investment bank (referred to as “broker estimates” in the 2009 Form 10-K). The broker estimates took into account any recent trades within the same series of fixed rate unsecured debt, comparisons to recent trades of other series of the Company’s fixed rate unsecured debt, trades of fixed rate unsecured debt from companies with profiles similar to that of the Company, as well as overall economic conditions. The trading values of the Company’s fixed rate unsecured debt, depending on the maturity and coupon rates, ranged from 92.50% to 104.60% of face value.

The Company will undertake to enhance its disclosure in future filings to disclose the significant unobservable inputs used in determining the value of debt to the extent applicable.

5.	In addition to the extent broker estimates are used in valuing the aforementioned debt, explain to us, and disclose in future filings to enhance transparency, the procedures you performed to validate the estimates you obtained to ensure the fair value determination is consistent with FASB ASC 820, Fair Value Measurements and Disclosures.

Response:

The Company’s management reviewed the broker estimates for reasonableness and accuracy, considering whether the estimates were based upon market participant assumptions within the principal and most advantageous market, and whether any observable inputs would be more preferable indicators of fair value to the broker estimates, in concluding whether or not the broker estimates were consistent with FASB ASC 820, Fair Value Measurements and Disclosures.

The Company will undertake to enhance its disclosure in future filings to disclose the procedures performed to validate broker estimates used to obtain fair value estimates of debt to ensure consistency with FASB ASC 820, Fair Value Measurements and Disclosures, to the extent applicable.

Signatures, page 100

6.	Please revise your future filings to clarify whether Ms. Kelly is also the principal accounting officer or controller of Duke Realty Corporation. In addition, please revise the signature page in future filings of Duke Realty Corporation to include a signature by the registrant as well as on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Refer to General Instruction D to Form 10-K.

Response:

The Company will revise its future filings as requested by the Staff.

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6030.

Sincerely,

/s/ Dennis D. Oklak

Dennis D. Oklak

Chairman and Chief Executive Officer

Duke Realty Corporation